------------------                                ------------------------------
      FORM 4                                               OMB APPROVAL
------------------                                ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

GINARRA PARTNERS, L.L.C.
--------------------------------------------------------------------------------
(Last)                               (First)                     (Middle)

2325 PALOS VERDES DRIVE WEST, SUITE 211
--------------------------------------------------------------------------------
                                  (Street)

PALOS VERDES ESTATES                            CA                90274
--------------------------------------------------------------------------------
(City)                                       (State)              (Zip)

================================================================================
2. Issuer Name AND Ticker or Trading Symbol

BOSS HOLDINGS, INC. (BSHI)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

December 23, 2002
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)

================================================================================
6. Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

[   ]   Director                            [ X ]   10% Owner
[   ]   Officer (give title below)          [   ]   Other (specify below)

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================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

      Form filed by One Reporting Person
-----
  X   Form filed by More than One Reporting Person
-----
================================================================================

====================================================================================================================================
                                     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                                        OR BENEFICIALLY OWNED
====================================================================================================================================
                                                                                                                6.
                                                                4.                              5.              Owner-
                                                                Securities Acquired (A) or      Amount of       ship
                                                   3.           Disposed of (D)                 Securities      Form:     7.
                                    2A.            Transaction  (Instr. 3, 4 and 5)             Beneficially    Direct    Nature of
                      2.            Deemed         Code         ------------------------------- Owned Following (D) or    Indirect
1.                    Transaction   Execution      (Instr. 8)                   (A)             Reported        Indirect  Beneficial
Title of Security     Date          Date, if any   ------------     Amount      or     Price    Transaction(s)  (I)       Ownership
(Instr. 3)            (Month/       (Month/         Code     V                  (D)             (Instr. 3       (Instr. 4)(Instr. 4)
                      Day/Year)     Day/Year)                                                   and 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                                                                                       410,519      See Notes See Notes
                                                                                                                1 & 4     1 & 4
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COMMON STOCK          12/23/2002                     P              2,141        A     $3.63       410,639      See Notes See Notes
                                                                                                                2 & 4     2, 3 & 4
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====================================================================================================================================

                                 Page 1 of 3


====================================================================================================================================
                            TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
====================================================================================================================================

                                                                                                          9.
                                                                                                          Number of 10.
                                                                                                          Deriv-    Owner-
                  2.                                                                                      ative     ship
                  Conver-                          5.                            7.                       Secu-     Form of  11.
                  sion                             Number of                     Title and Amount         rities    Deriv-   Nature
                  or              3A.              Derivative   6.               of Underlying    8.      Bene-     ative    of
                  Exer-           Deemed  4.       Securities   Date             Securities       Price   ficially  Secu-    In-
                  cise    3.      Execu-  Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4) of      Owned     rities:  direct
                  Price   Trans-  tion    action   or Disposed  Expiration Date  ---------------- Deriv-  Following Direct   Bene-
1.                of      action  Date,   Code     of (D)       (Month/Day/Year)           Amount ative   Reported  (D) or   ficial
Title of          Deriv-  Date    if any  (Instr.  (Instr. 3,   ----------------           or     Secu-   Trans-    Indirect Owner-
Derivative        ative   (Month/ (Month/ 8)       4 and 5)     Date     Expira-           Number rity    action(s) (I)      ship
Security          Secu-   Day/    Day/    ------   ------------ Exer-    tion              of     (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)        rity    Year)   Year)   Code V    (A)   (D)   cisable  Date    Title     Shares 5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
NONE
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====================================================================================================================================

Explanation of Responses:

  (1) Shares are owned directly by the Graziadio Family Trust, u/d/t 10/13/75 (the "Trust"). The mailing address of the Trust is 16633 Ventura Blvd., Encino, CA 91436

  (2) Shares are owned directly by Ginarra Partners, L.L.C., a California limited liability company ("Partners"), which is majority owned by the Trust. The remaining equity interest in Partners is owned by Gina-Carra Partnership (see note 3). To the extent the Trust or Gina-Carra would be deemed to beneficially own Partners' shares, such ownership would be indirect. The mailing address of Partners is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274.

  (3) The Gina-Carra Partnership ("Gina-Carra") is a limited partnership of which G. Louis Graziadio, III is the Trustee of each of the general partners. Mr. Graziadio disclaims beneficial ownership of the reported securities except to the extent of any beneficial interest therein. The mailing address of Gina-Carra is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274.

  (4) Each of the Trust, Partners and Gina-Carra hereby disclaims any agreements, arrangements or understandings with any other person or party relating to the issuer or its equity securities. Each of the Trust, Partners and Gina-Carra herein disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by any other party.

SEPARATE SIGNATURE PAGE IS ATTACHED.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*      If the form is filed by more than one reporting person, see Instruction
       4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Signature Page to Form 4
------------------------

Issuer Name:               Boss Holdings, Inc.

Reporting Party(ies):
         Name:             Ginarra Partners, L.L.C.
         Address:          2325 Palos Verdes Drive West, Suite 211
                           Palos Verdes Estates, CA 90274

         Name :            Graziadio Family Trust U/D/T 10/15/1975
         Address:          16633 Ventura Blvd.
                           Encino, CA  91436

         Name:             Gina-Carra Partnership, L.P.
         Address:          2325 Palos Verdes Drive West, Suite 211
                           Palos Verdes Estates, CA 90274

Statement for Transaction Dated:    December 23, 2002

GRAZIADIO FAMILY TRUST U/D/T 10/13/1975


By:      /s/ Phillip M. Bardack
    -------------------------------------------------------------
         Phillip M. Bardack, Trustee
         Dated:   December 23, 2002


GINARRA PARTNERS, L.L.C.

By:      SECOND SOUTHERN CORP., manager


         By:      /s/ G. Louis Graziadio III
             ----------------------------------------------------
                  G. Louis Graziadio III, chief executive officer
         Dated:   December 23, 2002


GINA-CARRA PARTNERSHIP, L.P.


         By:      /s/ Heidi Schroeder
             ----------------------------------------------------
                  Heidi Schroeder, Authorized Representative
         Dated:   December 23, 2002

                                 Page 3 of 3